
03029234

Interim Report Quarter 2/2003

Verbund

Report of the Managing Board

Dear Shareholder,

the quarter 1-2/2003 was a period marked by continued positive business trends for Verbund. The Austrian Electricity Solution was also approved by the European competition authorities.

The group's business showed a very positive development in the quarter 1-2/2003. As in previous years, and despite a difficult overall economic situation and a below-average hydropower output - the water supply was 2% below the long-term average - the positive earnings trend, both from operating and overall activities, continued.

The operating result increased to €160.5 million and is thus 5.4% above that of the previous period. An especially positive factor was the level of wholesale prices in Europe, which continue to climb. Both the prices for baseload electricity and, in particular, the prices for peak-load electricity, which is even more valuable to the electricity market, showed double-digit growth rates. Experts believe that this trend in prices is due to lower reserve capacities and the market concentration in Germany, which has been pushed upwards.

Based on the positive price development and expanded sales in almost all distribution-customer segments (both in Austria and abroad), the profitability of the electricity business was up significantly.

The group result increased by 54.8% to €126.3 million. This has to do with the ongoing debt-clearing program of the group through its cash flow, low interest rates, realized exchange gains and one-off effects such as the final sale of EVN shares.

On June 11, 2003, the Austrian Electricity Solution, the strategic partnership between Verbund and its partner companies of EnergieAllianz, was approved by the European competition authorities. The European commission, thus, supports the establishment of further competition, against the background of continued liberalization in the European electricity market - according to Mario Monti, competition commissioner, in his official statement.

The approval is subject to certain conditions that aim to ensure the success of the liberalization of the Austrian electricity market as long as the European electricity market has not been fully deregulated. In particular, Verbund will have to divest its shares in the electricity-distribution subsidiary APC and the distribution joint ventures MyElectric and Unsere Wasserkraft to third parties that are not part of the Austrian Electricity Solution. As a result, the electricity solution will not be implemented until January 1, 2004, at the earliest. The synergies originally planned, in the amount of €40 million, can still be achieved in a sustainable manner, despite these conditions.

The Austrian Electricity Solution will create a competitive and vertically integrated electricity utility in Europe that will be ranked among the 10 largest electricity suppliers in Europe, given its turnover of about 100 TWh.

Verbund, which has clearly positioned itself as a sustainable company, was one of the first Austrian companies to publish a sustainability report for the past year - from now on, Verbund will issue such a report every year. This way, Verbund commits itself, in no uncertain terms, to corporate growth based on economic, ecological and social criteria.

Outlook

For the whole year 2003, we expect the positive earnings trends of the previous periods to continue.

The wholesale prices for baseload electricity and peak-load electricity show an upward trend, and our successful distribution business in Austria and abroad demonstrates that Verbund is holding its own quite well in Austria and its foreign markets. The potential for reducing costs will be pursued decisively, as before.

Interest rates are quite low right now, and Europe plans to reduce them even further.

The group continues to generate a lot of cash, which is used to pay off debts.

At this point, based on an average water supply for the remainder of the year, we expect an operating result in the amount of expected €320 million. The group result should come to expected €190 million, which would be equivalent to expected €6.20 earnings per share.

Net gearing is to amount to expected 180 %, and the return on capital employed to expected 11 %.









Dr. Johann Sereinig

Dipl.-Ing. Hans Haider

Dr. Michael Pistauer

Quarter 1-2/2003

Earnings

€ million	1-2/2000	1-2/2001	1-2/2002	1-2/2003	Change
Sales revenue	642.9	761.9	1,068.4	1,201.1	12.4 %
Operating result	146.9	147.1	152.2	160.5	5.4 %
Finance result	-85.5	-53.4	-39.8	45.9	215.3 %
Group result	35.6	62.2	81.6	126.3	54.8 %

Qualitative increase in sales. Group sales revenue was increased by €132.7 million, or 12.4%.

Electricity sales were up by €31.2 million, or 3.4%. The increase in volume sales, compared to the previous period, accounted for 1,624 GWh or 4.4 %. The increase is due to increases in selling prices and volumes sold. Domestic electricity sales vis-à-vis energy utility companies grew by €34.8 million, those vis-à-vis industrial and commercial customers by €16.8 million. On the other hand, electricity sales with foreign customers fell by €20.2 million, while the distribution segment saw an increase, despite the loss of a high-price electricity-supply agreement. In electricity trading, the focus on qualitative growth resulted in a reduction in volumes traded.

Since January 1, 2003, VERBUND-Austrian Power Grid AG (APG) has been in charge of processing and administering subsidies for eco-electricity. The resulting eco-electricity sales are result-neutral and amounted to €106.0 million.

Grid sales were down by €12.5 million, or 10.1%. This was mainly due to aperiodic adjustment included in the previous period, as well as lower transmission sales.

Increase in electricity purchases. Expenses for electricity, grid and eco-electricity purchases were up by €118.4 million, or 19.5%. This reflects, primarily, the selling prices at the European electricity exchanges, which are up over the previous period, and eco-electricity purchases, included for the first time.

Sales revenue € million

1-2/2000 483 136 643
1-2/2001 583 154 762
1-2/2002 922 124 1.068
1-2/2003 953 112 106 **1.201**

Electricity Grid Other Eco-Electricity

The hydro coefficient for the period under review was below the long-term average (0.98 compared to 1.02 last year). Still, hydropower generation was kept at the level of the previous period, thanks to the increased use of storage power plants.

Higher fuel expenses. Higher wholesale prices and the reduction in hydropower generation led to an increased use of thermal power plants and thus to higher fuel expenses.

Provisions drive up payroll expenses. Payroll expenses were up by a total of €8.8 million, or 6.3%. Specifically, expenses for salaries and wages decreased by €2.4 million, or 2.2%, by reducing the number of employees by 170 down to 2,691. As a result of raising provisions for pensions and restructuring, expenses for severance payments and pensions went up by €11.2 million. This was mainly due to the pension reform, which raised the statutory pension age.

Other operating expenses. Required maintenance and repair, higher expenses for legal and consulting services (€1.5 million) and accrued insurance expenses (€1.9 million) resulted in an increase in other operating expenses by €4.5 million, or 8.2%.

Positive financing result. The significant reduction in CHF and JPY exchange rates resulted in a positive financing result, compared to last year. Exchange gains in the amount of €64.3 million (previous year: €5.8 million exchange losses) have been realized to the tune of €26.5 million by way of rate-hedging and repayments. In addition, the financing result, adjusted for foreign-exchange trends and the aperiodic income from the reversal of a financing provision (€14.7 million) included last year, improved by €10.7 million. This relief was achieved through the ongoing debt-clearing program in connection with lower interest rates.

Result from participating interests. The increase in the result from participating interests by €11.2 million was mainly due to the capital gain from the sale of EVN shares as well as to the increases in dividends and results from at equity consolidated companies (€4.5 million).

Result from financial investments. The current price situation of security portfolios for covering social capital resulted in valuation-related price gains in the amount of €3.8 million during the period under review. Last year, however, there were valuation-related price losses of €5.3 million.

Net worth

Non-current assets. Non-current assets were down by €382.7 million. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. In particular, the disposal of shares in EVN AG led to a reduction of long-term investments by €240.5 million to €457.5 million. There was also a capital increase at Energia Holding SpA. Other long-term investments have changed, essentially, in terms of valuation.

Current assets. Current assets were down by €36.7 million to €326.6 million in quarter 1-2/2003. This decrease was mainly due to the reduction in trade receivables and cash items.

Long-term liabilities. Long-term liabilities were decreased by €381.4 million to €4,142.7 million in quarter 1-2/2003. Financial obligations accounted for €381.3 million thereof. This decrease was brought about by repayments and restructuring of long-term debts to short-term debts as a result of upcoming repayments in the amount of €239.6 million. In addition, valuation-related changes in the amount of €141.7 million resulted in a reduction. The decrease in other long-term liabilities was caused, primarily, by measurement in accordance with IAS 39. Provisions for deferred taxes had to be set up in view of the higher fiscal result.

Short-term liabilities. Short-term liabilities fell by €137.2 million to €993.7 million in quarter 1-2/2003. In quarter 1-2/2003, despite the aforementioned restructuring. Repayments exceeded short-term borrowings by €69.9 million. Accruals for eco-electricity supplies led to an increase in provisions. The decline in other liabilities can be explained, primarily, by the repayment of a prepayment made.

Financial situation

Operating cash flow. The cash flow from operating activity, compared to last year, is up by 44.3% and holding at €250.3 million - this is the result of the positive development of the results of the first two quarters. Higher dividend inflows and the commencement of eco-electricity trading as well as the resulting payments received have contributed to the additional increase.

Cash flow from investment activity. The cash flow from investment activity is mainly due to the sale of shares in EVN AG, the sale of administrative buildings and the capital increase at Energia Holding SpA.

Cash flow from financing activity. Scheduled repayments of bonds, loans and long-term credit as well as the payout of dividends resulted in a negative cash flow from financing activity. The burden on it was eased through money-market borrowings.

Ratios

Net Gearing. Net gearing was reduced from 249.5% as of June 30, 2002, to 206.6% as of June 30, 2003, as a result of the ongoing debt-clearing program and the increase in shareholders' equity from retained earnings.


Net Gearing
%
1-2/2000
312,8
1-2/2001
273,4
1-2/2002
249,5
1-2/2003
206,6

EBIT-margin. The decrease in grid sales, higher expenses for electricity purchases due to a reduction in own generation and the processing of eco-electricity trading that commenced at the beginning of the business year 2003 cut the EBIT margin from 14.3% to 13.4%. Adjusted for trading in external electricity and eco-electricity, the EBIT margin was lowered from 23.9% to 22.0%.

Quarter 2/2003

Earnings

Sales revenue. Sales revenue in quarter 2/2003 was increased, over the same period of the previous year, by €143.8 million, or 31.2%. Quarter 2/2003 accounts for 50.3% of the sales generated so far.

Electricity, grid and eco-electricity purchases. The increase by €135,8 million was caused by the commencement of trading in eco-electricity as well as higher expenses for electricity purchases.

Fuel expenses. Due to the rising wholesale prices at the European trading markets and a lower water supply, more use was made of thermal power plants.

Payroll and related expenses. The increase was brought about by a lower holiday-consumption rate as compared to last year.

Depreciation and amortization. As part of the co-operation with EStAG, the rates for useful life were adjusted to come in line with those of Verbund, which resulted in a one-time increase in depreciation.

Other operating expenses. Expenses were up due to the maintenance and repair carried out in spring.

Finance result. The finance result reflects the significant improvement in rates in connection with lower interest rates. The result from participating interests includes the improved at equity result. In addition, last year's accounts included the dividend from the deconsolidated Steiermärkische Elektrizitäts-Aktiengesellschaft in the amount of €12.4 million. The appreciation of investment funds that had been depreciated last year resulted in an improvement of €10.6 million.

Net worth

Non-current assets. Non-current assets were down by €75.5 million in quarter 2/2003. With respect to plant, property and equipment, the decline can be attributed, primarily, to scheduled depreciation. Other long-term investments have changed, essentially, in terms of valuation.

Current assets. Current assets decreased by €298.3 million to €326.6 million in quarter 2/2003. This reduction was mainly due to the elimination of cash items that were used to repay bonds as scheduled.

Long-term liabilities. Long-term liabilities decreased by €71.5 million to €4,142.7 million in quarter 2/2003. The reduction is mainly due to valuation-related changes in the amount of €111.2 million.

Short-term liabilities. Short-term liabilities went down by €313.6 million in quarter 2/2003. Short-term financial obligations were reduced, on balance, by €325.3 million through scheduled repayments of bonds and loans as well as through short-term money-market borrowings. The increase in other liabilities was primarily the result of tax settlements.

Group financial statements for quarter 1-2/2003 pursuant to International Financial Reporting Standards (IFRS)

Consolidated income statement

€ million	1-2/2003	1-2/2002	2/2003	2/2002
Sales revenue	1,201.1	1,068.4	604.5	460.7
Electricity sales	953.0	921.8	466.9	394.8
Grid sales	111.8	124.3	56.2	57.0
Eco-electricity revenue	106.0	0.0	66.0	0.0
Others	30.3	22.3	15.4	8.9
Other operating income and changes in inventory	39.2	32.8	17.7	17.8
Electricity, grid and eco-electricity purchases	-727.1	-608.7	-372.6	-242.0
Fuel expenses and other purchased services	-52.5	-48.1	[illegible]	-19.0
Payroll and related expenses	-148.9	-140.1	[illegible]	-70.4
Depreciation and amortization	-91.7	-97.1	46.8	-50.4
Other operating expenses	-59.5	-55.0	-32.6	-28.0
Operating result	160.5	152.2	[illegible]	68.6
Financing result	9.1	-56.2	[illegible]	-13.5
Result from participating interests [1]	32.6	21.4	[illegible]	15.2
Result from long-term investment	4.2	-5.0	4.3	-5.7
Finance result	45.9	-39.8	13.7	-4.0
Result before taxes on income	206.4	112.5	85.3	64.7
Taxes on income	-64.2	-30.8	-30.6	-16.3
Result after taxes on income	142.2	81.6	54.7	48.3
Minority interests	-15.9	0.0	0.1	4.8
Group result	126.3	81.6	54.8	53.2

[1] thereof at equity: 1-2/2003 €7.1 million (2/2003 €2.0 million), 1-2/2002 €2.5 million (2/2002 €1.8 million)

Consolidated balance sheet

€ million		
Assets	**30.06.2003**	**31.12.2002**
Non-current assets	6,172.1	6,554.8
Intangible assets	9.6	12.4
Property, plant and equipment	4,262.6	4,333.4
Participating interests [1]	457.5	679.8
Long-term investments - cross-border leasing	952.3	1,037.6
Other long-term investments and other long-term receivables	490.1	491.6
Current assets	326.6	363.3
Inventories	23.6	23.9
Receivables and other assets	242.7	255.5
Securities	14.9	16.4
Cash and cash equivalents	45.4	67.5
Assets	6,498.7	6,918.1

[1] thereof at equity: 1-2/2003 €409.9 million, 1-2/2002 €386.4 million

€ million		
Liabilities	**30.06.2003**	**31.12.2002**
Shareholders' equity	1,206.1	1,122.4
Minority interests	156.1	140.6
Long-term liabilities	4,142.7	4,524.1
Financial obligations	1,624.9	1,918.3
Financial obligations - cross-border leasing	1,067.7	1,155.6
Provisions	621.2	609.5
Contributions to building costs	455.6	461.7
Deferred income and assets - cross-border leasing	277.4	280.4
Other liabilities	13.7	81.3
Provision for deferred taxes	81.2	17.4
Short-term liabilities	993.7	1,130.9
Financial obligations	586.4	651.8
Financial obligations - cross-border leasing	4.9	4.0
Provisions	270.1	227.7
Other liabilities	132.3	247.4
Liabilities	6,498.7	6,918.1

Group financial statements for quarter 1-2/2003 pursuant to International Financial Reporting Standards (IFRS)

Consolidated statement of changes in equity

€ million	Share capital	Capital reserves	Profit reserves	Own shares	Total Shareholders' equity
As of 01.01.2002	224.0	10.9	778.3	-3.3	1,010.0
Changes in companies consolidated			24.0		24.0
Shares bought back				-2.2	-2.2
Cash flow hedge			0.6		0.6
Dividend			-38.5		-38.5
Group result			81.6		81.6
As of 30.06.2002	224.0	10.9	846.1	-5.4	1,075.5
As of 01.01.2003	224.0	10.9	894.9	-7.4	1,122.4
Changes in companies consolidated					0.0
Shares bought back					0.0
Cash flow hedge			0.4		0.4
Dividend			-43.0		-43.0
Group result			126.3		126.3
As of 30.06.2003	224.0	10.9	978.6	-7.4	1,206.1

Consolidated cash flow statement

€ million	1-2/2003	1-2/2002
Cash-flow from operating activity	250.3	173.4
Cash flow from investment activities	77.9	105.9
Cash flow from financing activities	-350.3	-336.2
Changes in cash and cash equivalents	-22.1	-56.8
Changes in companies consolidated	0.0	-146.5
Cash and cash equivalents as of 01.01.	67.5	226.5
Cash and cash equivalents as of 30.06.	45.4	23.2

Ratios

	Unit	1-2/2003	1-2/2002
Earnings per share [1]	€	4.11	2.65
Average no. of shares in circulation [1]	Units	30,737,861	30,784,734
EBITDA margin	%	21.0	23.3
EBITDA margin (excl. external electricity trade and eco-electricity)	%	35.6	39.0
EBIT margin	%	13.4	14.3
EBIT margin (excl. external electricity trade and eco-electricity)	%	22.6	23.5
Net Gearing [2]	%	206.6	249.5
Investment in property, plant and equipment	€ million	22.7	12.4
Average no. of employees		2,691	2,861
Hydro coefficient		0.98	1.02

[1] Diluted = non-diluted
[2] Based on interest-bearing net amount owed

Group divisions

Electricity business

Generation. Generation in quarter 1-2/2003 was characterized by the different hydraulic conditions and the situation on the spot market that gave rise to the use of thermal power plants.

The hydro coefficient was, overall, at 0.98, compared to 1.02 in the same period of the previous year. While hydropower generation at run-of-river, run-of-river/threshold and short-term storage power plants was somewhat below the long-term average as well as the previous year (the hydro coefficient for run-of-river and run-of-river/ threshold power plants is at 96% of the long-term average at the end of quarter 1-2/2003), the output of annual storage power plants was increased significantly over the previous year, thanks to large reservoirs at the start of the year and extraordinary supplies (117% of the long-term average). Hydropower generation was, thus, 1.4% below the previous year, with a total of 12,696 GWh.

Generation			GWh
	1-2/2003	1-2/2002	Change
Hydropower	12,696	12,873	-1.4 %
Thermal power	2,593	1,973	31.4 %
Own generation	15,289	14,846	3.0 %
Eco-electricity	1,609	n.a.	100.0 %
Electricity purchases	21,643	22,071	-1.9 %
External procurement	23,252	22,071	5.4 %
Group generation	38,541	36,917	4.4 %

As for thermal power plants, the high price level on the spot market was an incentive to increase output to 2,593 GWh (+31.4%). Overall, generation was up by 3.0%, to 15,289 GWh, compared to the first half of 2002; thermal-power generation was expanded and accounted for 17.0% of total generation.

Trading/Sales. Electricity sales, overall, in quarter 1-2/2003 increased to 38,541 GWh, by 4.4%, compared to last year. With respect to domestic customers, there was an increase by 24.6% as a result of additional market share in the customer segments "Provincial companies" (+11.0%), "Business customers" (+15.5%) as well as because of the sale of eco-electricity (eco-balance group APG). Business with foreign customers decreased by about 6.5% in that period.

The reduction was due to the expiration of the purchase agreement of EnBW and somewhat scaled-back activities in trade with pure standard products. In distribution, however, we saw additional gain, primarily, in Italy, France and Germany.

Use			GWh
	1-2/2003	1-2/2002	Change
Provincial companies	12,128	10,923	11.0 %
Business customers	2,475	2,143	15.5 %
Eco-electricity	1,683	n.a.	100.0 %
Domestic sales	16,286	13,066	24.6 %
Distribution (abroad)	5,225	3,940	33.4 %
Trade (abroad)	16,352	19,160	-14.7 %
Sales (abroad)	21,607	23,100	-6.5 %
Own consumption	648	751	-13.7 %
Group consumption	38,541	36,917	4.4 %

The price level on the spot market, crucial to the output marketable at short notice, was a substantial contributing factor to the improvement of the result. The price level of the European Electricity Exchange in Leipzig, for example, exceeded last year's prices by more than 20% in the first half of the year. This trend in short-term prices was instrumental in the further recovery of long-term prices. Currently, the wholesale price for annual

supplies for 2004 is 12% (base) or 18% (peak) above the level that was in effect at the beginning of the year.

The group's electricity sales in quarter 1-2/2003 accounted for €953.0 million and are, thus, 3.4% above last year's levels (€921.8 million). With €561.3 million, business with foreign customers makes up 53.0% of sales.



Price development
€/MWh
50
40
30
20
10
1999
2000
2001
2002
2003
Platt's Front Year Peak
Platt's Front Year Base

Transmission

The amount of energy transmitted over the 220/380 kV grid of APG and relevant to clearing came to 8,350 GWh, this is equivalent to an increase of 4.1%. Grid sales were down to €111.8 million, compared to €124.3 million in the same period of 2002. This has to do with the reduction of transit revenue, the halving of the export tariff and aperiodic adjustments in 2002. Revenue from cross-border clearing and the cost-cutting program helped offset these factors to some degree. Sales revenue from eco-electricity supplies, which were carried out for the first time by the control area manager APG in 2003, amounted to €106.0 million.

Construction of lines. For reasons related to changes in the use of power plants in a deregulated market, we now find that there is an increase in demand for transmission services. Since the 380 kV line has still not been completed, we are faced, especially in winter, with bottleneck situations. APG, the transmission-grid operator, is trying hard to establish an efficient grid infrastructure for the long term, as a basis for supply security and for the planned massive expansion into wind power, by completing the 380 kV line and connecting it to the Styria and St. Peter-Tauern lines. The upcoming environmental-impact analysis for the Styria line will carefully consider the requirements of environmental protection. It is the goal of APG to work very closely with representatives of the region and to implement the line, while conserving the environment as much as possible.

Eco-electricity. As a result of the new Eco-Electricity Act, APG became the central hub for promoting electricity generation from renewable energy sources (small hydropower plants, wind and solar power, biomass, etc.) as of January 1, 2003. As eco-balance group representative, APG procures eco-electricity from plant operators at regulated subsidized tariffs and resells it for 4.5 cents/kWh to electricity traders (allocated quantity for quarter 1/2003: 711.6 GWh; in quarter 2/2003: 1,037.8 GWh). The payment records of the electricity traders and those of the grid operators, when it comes to passing on the grid-tariff premiums provided for under the subsidization system, have been exemplary so far.

The Verbund share

The Verbund share remains stable

In quarter 1/2003 saw a lateral movement in the Verbund share. The Verbund share started the stock-exchange year 2003 with a price of €81.14. The following three months, its turnover was low, with its share price ranging from €80.00 to €85.00. Even the publication of the best group result in the history of Verbund at the end of February failed to send the share price beyond that margin. Despite all this, the Verbund share outperformed the indices of international stock exchanges, where the bear market continued.

In quarter 2/2003, the Verbund share did not manage to break out of this margin in any significant way. It was only in the lead-up to the decision on the Austrian Electricity Solution that the share price climbed to €86.55; following index sales, the Verbund share closed at €80.23 - almost unchanged. This is equivalent to a slightly negative performance of 1.1% since the beginning of the year. The international stock exchanges, however, saw a significant trend reversal in quarter 2/2003. All important markets grew by double digits percentagewise. Due to the strong showing in Quarter 2/2003, the Dow Jones Industrial Average (DJIA) Index added an annualized 7.7%, while the more broad-based Standard & Poor's (S&P) 500 Index gained 10.8% and the Deutscher Aktienindex (DAX) 11.3%.

The Austrian Traded Index (ATX), the index of the leading Austrian companies, also held its ground during the period under review and grew by 13.5%. The Dow Jones Stoxx 600 Utilities, the index of the leading European utility stocks and used by Verbund as a benchmark, improved slightly by 2.2%.

Stock ratios

Ratio	Unit	1-2/2003	1-2/2002
Peak price	€	86.55	97.08
Lowest price	€	77.50	81.60
Closing price	€	80.23	87.96
Performance	%	-1.12	4.71
Market capitalization	Mio. €	2,472.69	2,710.93
Stock-exchange turnover	Mio. €	148.77	359.54
Stock-exchange turnover	Units	15,132.28	32,998.10
Weighting ATX	%	4.71	6.78


Relative share-price development (1 year, 01.01.2003 = 100 %)
130
120
110
100
90
80
07-2002
10-2002
01-2003
04-2003
07-2003
Verbund
ATX
DJ Stoxx 600 Utilities

Preliminary capital-market calendar

Event	Location	Date
Participation in investors' conference (Erste Bank)	Bad Tatzmannsdorf	03/10/2003
Participation in investors' conference (EEI)	Orlando	27 - 29/10/2003
Interim report quarter 1-3/2003	-	04/11/2003
Meetings with analysts and investors	Schweiz	xx/12/2003

Turnover. The Verbund share achieved a market capitalization in quarter 1-2/2003 of €148.8 million. Thus, the Verbund share was, when measured against market capitalization, in the top third of the Prime Market, the new trading segment of the Vienna Stock Exchange. On average, 15,132 shares were traded every day.

Market capitalization. As of June 30, 2003, Verbund had the fourth highest valuation of companies listed on the Vienna stock exchange. The total value of the company derived from its market capitalization amounted to €2,472.7 million as of June 30, 2003; its weighting at the ATX was 4.7 %.

Shareholding structure %


Freefloat
EnBW
TIWAG
WIENSTROM
EVN
Republic of Austria
15,7
6,3
7,0
10,0
10,0
51,0

Basic information	
Share capital (€)	223,978,000
Shares (Units)	30,820,000
Stock-market listings	
Vienna	74640
Frankfurt	877738
Berlin	877738
Stuttgart	877738
Hamburg	877738
London	4661607
American Depositary Receipt	OEZVY
Information systems (stock market Vienna)	
Bloomberg	OEEW AV
Datastream	O:VERB
Reuters	VERB.VI
ISIN	AT0000746409
Rating agencies	
Standard & Poor's	A
Moody's	A1

Imprint:

Publisher:
Österreichische Elektrizitätswirtschafts-Aktiengesellschaft (Verbundgesellschaft),
Am Hof 6a, A-1010 Vienna,
phone: (+43-1) 53113-0, fax: (+43-1) 53113-54191,
internet homepage: www.verbund.at
e-mail: investor@verbund.at,

Investor Relations:
Mag. Andreas Wollein
Production, layout and graphics:
Power Agency Kommunikations- und Werbeagentur GmbH,
Wipplingerstraße 32, A-1010 Vienna,
phone: (+43-1) 533 13 50, e-mail: office@poweragency.at
Printed by: Astoria Druck- und Verlagsanstalt GmbH, A-1230 Vienna

